Exhibit (a)(1)(i)

APOLLO S3 PRIVATE MARKETS FUND

c/o Apollo S3 RIC Management, L.P.

9 West 57th Street

New York, New York 10019

If you do not want to sell your shares of beneficial

interest at this time, please disregard this notice.

This is simply a notification of the Fund’s repurchase offer.

November 2, 2026

Dear Shareholder:

This letter serves to inform you of important dates relating to a repurchase offer by Apollo S3 Private Markets Fund (the “Fund”). If you are not interested in tendering your shares of beneficial interest in the Fund (“Shares”) for repurchase at this time, please disregard this notice and take no action.

Please note that the sale of Shares may be subject to income and transfer taxes. The tender offer period will begin on November 2, 2026 and end at 11:59 p.m., Eastern Time, on December 2, 2026. The purpose of the tender offer is to provide liquidity to shareholders of the Fund. Shares may be presented to the Fund for repurchase only by tendering them during one of the Fund’s announced tender offers. This tender offer is commencing and expiring earlier than the Fund’s customary tender offer schedule, and will use a November 30, 2026 valuation date, in connection with the Fund’s intended conversion to an “interval fund”, as described in the enclosed Offer to Purchase.

If you do not wish to sell your Shares for any reason, simply disregard this notice. No action is required if you do not wish to sell any portion of your Shares at this time.

Should you wish to tender all or some of your Shares during this tender offer period, please complete the enclosed Letter of Transmittal and return it by mail or fax to the Fund’s Transfer Agent, SS&C GIDS, Inc., Attention: Apollo S3 Private Markets Fund, using one of the below options or to your financial advisor as instructed in the Letter of Transmittal:

Regular Mail – PO Box 219536, Kansas City, MO 64121-9536

Overnight Mail – 801 Pennsylvania Ave, Suite 219536, Kansas City, MO 64105-1307

Fax: 833-864-1277

All Shareholders tendering Shares should carefully review their Letter of Transmittal and follow the delivery instructions therein.

All tenders of Shares must be received in good order by the Fund’s Transfer Agent by 11:59 p.m., Eastern Time, on December 2, 2026.

If you have any questions, please refer to the attached Offer to Purchase document, which contains additional important information about the repurchase offer, or call 1-888-926-2688.

Sincerely,

Apollo S3 Private Markets Fund